

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Steven B. Boehm
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001   May 29, 2014

RE: Oxford Lane Capital Corp. ("Company")
       File Nos.: 333-195652; 811-22432

Dear Mr. Boehm:

On May 2, 2014, the Company, a registered closed-end management company under the Investment Company Act of 1940 ("1940 Act"), filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") to register up to $500 million in aggregate offering price of the Company's common stock, preferred stock, subscription rights to purchase the Company's common stock, and debt securities, in a shelf offering pursuant to Rule 415 of the 1933 Act.

Pursuant to a letter dated May 2, 2014, you represented that the disclosure is not materially different from the information presented in the Company's registration statement that was declared effective on August 22, 2013, other than with respect to updated financial statements and certain other information. We have reviewed the registration statement referenced above and have the following comments.

Prospectus

1. Item 34 (Undertakings)—Please revise Number (7) to state that a post-effective amendment will be filed for rights offerings at prices below net asset value.

Accounting Comments

2. Section 10 (a) (3) of the 1933 Act states "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use so far as such information is known to the user of such prospectus or can be furnished by such user without unreasonable effort or expense." The current prospectus on file includes audited financial statements as of March 31, 2013, and after July 31, 2014, they would be considered stale financial statements. Represent to the staff that as of July 31,

2014, no shares will be sold until a new prospectus has been declared effective with updated audited financial statements.

3. Represent supplementally to the staff that a prospectus supplement will be filed if the assumptions used in the calculation of the fee table are not accurate.

4. Include a line in the Statement of Assets and Liabilities below the total liabilities titled "Commitments and Contingencies." Include a reference on the line to footnote 8 to the Financial Statements where Commitments and Contingencies are discussed further. See Regulation S-X 6-04.

5. Page 9 of the prospectus states that $40 million of CLO Equity was non-cash income-producing as of September 30, 2013 (however they were all projected to be cash producing no later than the quarter ended March 31, 2014) . The Schedule of Investments does not note any of the CLO Equity investments as non-income producing. Discuss in your response why these investments are not noted as non-income producing. In addition, footnote 2 to the Financial Statements, Investment Income, states "interest income in the "equity" class of securities of CLO investment vehicles is recorded based upon an estimation of an effective yield to maturity utilizing assumed cash flows. The Fund monitors the expected cash flows from its CLO equity investments, including the expected residual payments, and effective yield is determined and updated periodically." Supplementally discuss whether these non-cash income-producing securities are still accruing interest income or if they are in a nonaccrual status. Include in that discussion if an incentive fee is accrued for these investments. As of March 31, 2014, did these investments all make their inaugural cash distributions?

6. Confirm supplementally that the investments do not have a payment in kind (PIK) component to them. If so, ensure that the cash interest is stated along with the PIK component.

7. Footnote 5 to the Schedule of Investments states the CLO secured notes generally bear interest at a rate determined by reference to LIBOR which resets quarterly. Provide more specific disclosure going forward on which LIBOR rate is being referenced (e.g., 1 month LIBOR, 3 month LIBOR, etc.) If various LIBOR rates are used, include in footnote disclosure the various LIBOR rates at the year end of the Company. In addition, the footnote states that the rate is "generally" referenced to LIBOR. Could it be referenced to another alternate base rate method? If so, please provide more detail for a reader to understand the rate on which the CLO is referenced.

8. The character of the distributions in the Statement of Changes should be consistent with the reference in the Statement of Assets and Liabilities of distributions in excess of net investment income. The distributions in the Statement of Changes are characterized by "Distributions from net investment income" and "Distributions from realized gain on investments." During March 31, 2014, $8,388,762 of the distributions was in excess of net investment income for book purposes. Include a separate line for

"Distribution in excess of net investment income" in the Statement of Changes.

9. In your response, please explain why the Financial Highlights do not have a separate line for "Distributions from realized gains on investments." Please further discuss that line item in the Financial Highlights "Distributions per share based on weighted average share impact." What does this line represent?

10. Enhance the level 3 disclosure requirements for ASC 820-10-35 on a going forward basis to include all significant unobservable inputs used in the calculation of fair value. The quantitative disclosures state that the unobservable input used includes the non-binding indicative bid prices ("NBIB".) The discussions in the preceding paragraphs as well as in footnote 1 below the level 3 fair value measurements table states that the NBIB is the starting point and then there are various inputs that are considered in the valuation of the level 3 investments. Various inputs may be considered in determining the fair value. However, the table should include the actual method used to fair value the investment. Refer to the December 12, 2012, AICPA Expert Panel meeting minutes.

11. In the Statement of Assets and Liabilities, disclose the shares authorized, issued and outstanding for each class of shares (S-X 6-04.16(a)).

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The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Company should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

(1) The Company is responsible for the accuracy and adequacy of the disclosure in the filing;

(2) Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

(3) The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the 1933 Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel

Sheila Stout
Senior Staff Accountant